March 31, 2021

To: On Track Innovations Ltd. (the "Company")

Re: Offering of Equity Securities

This letter is provided at the Company's request and in connection with Company's stated intention to offer its equity securities within the framework of the Rights Offering, as such term is defined below.

For purposes of this letter the term "Rights Offering" shall mean: an offering to the shareholders of the Company of the right, but not the obligation, to purchase ordinary shares of the Company in the total amount (for all shareholders) of US$ 3,300,000 at a price per share of US$ 0.174 and which the effective date thereof is intended to be no later than April 23, 2021, Israel time (the "Latest Effective Date").

The undersigned advises of the following:

1.

The undersigned hereby exercises in part its right under Section 4.10 of that certain Share Purchase Agreement by and among the Company, the undersigned and the other Investors (as defined therein), dated as of December 23, 2019 (the "SPA"), by undertaking to purchase both its pro-rata portion of the Rights Offering and the entire amount of ordinary shares offered thereunder, not purchased by any other shareholder of the Company (such pro rata portion and unpurchased amount, together the "Equity Amount"), subject to the qualifications and limitation set forth below.

2.

The size of the Equity Amount is subject to the following cumulative conditions of this Section 2:

a.

To the extent other shareholders of the Company are eligible under the terms of the Rights Offering to purchase more than their pro rata portion of the shares offered in the Rights Offering, in respect of shares not purchased by a shareholder of the Company (such shareholders and the undersigned, collectively, the "Increasing Shareholders", and the shares reflecting more than the respective pro rata portion of each Increasing Shareholder "Excess Shares"), the Equity Amount shall be reduced to effect an allocation of the Excess Shares between the Increasing Shareholders in proportion to each Increasing Shareholder's respective pro rata share out of the combined pro rata shares of all such Increasing Shareholders (subject to the total amount requested to be purchased by each Increasing Shareholder, and in the case of the undersigned, the provisions hereof).

a.

b.

Immediately following the consummation of the Rights Offering, the undersigned's ownership of voting securities of the Company, including the Equity Amount, shall not exceed more than 45% of the total voting rights of the Company; and

c.

In no event will the Equity Amount be in a size that will require the undersigned to effect a Tender Offer and such amount shall be automatically reduced so that its purchase may be lawfully done without such offer; and

d.

In any event, the undersigned commitment for payment for the Equity Amount shall not exceed an aggregate of US$ 2,825,852.

3.

For clarity, this letter shall not derogate in any event from the rights of the undersigned: (i) as approved by the shareholders of the Company in the Extraordinary General Meeting of such shareholders held March 2, 2021; and (ii) pursuant to that Loan Financing Agreement, dated as of December 9, 2020, as amended, between the Company and the Lenders (as defined therein); and (iii) under Section 4.10 of the SPA, in respect of any equity offering of the Company other than the Rights Offering.

4.

The effectiveness of this letter is subject to the Company obtaining, prior to the date hereof, of board of directors approval for, and completing any other corporate actions (to the extent necessary), for initiating the Rights Offering and submitting a registration statement to the SEC.

5.

The commitment in Section 1 hereof shall terminate automatically, ipso facto, and be of no further force and effect upon the occurrence of any of the following events:

a.

The actual effective date of the Rights Offering occurs after the Latest Effective Date;

b.

An application for a temporary or permanent restraining order, injunction or other order, was filed at a law court applying for the prohibiting, enjoining or the revising of the Rights Offering; and/or

c.

A regulatory authority has issued a written, order, demand or request that the Rights

Offering be cancelled delayed or enjoined or revised.

This letter shall be governed exclusively by the laws of the state of Israel without reference to the conflict of laws rules thereof.

Sincerely,

Jerry L. Ivy, Jr. Decendants’ Trust

By: Jerry Ivy

Name: Trustee

Cc:

Mark R. Beatty, Esq.

Yorarn Shiv, Adv.

Dalit Kahana-Garb,i Adv. Yael Sender , Adv.

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;heading 1;heading 2;heading 3;heading 4;heading 5;heading 6;heading 7;heading 8;heading 9;index 1;index 2;index 3;index 4;index 5;index 6;index 7;index 8;index 9;toc 1;toc 2;toc 3;toc 4;toc 5;toc 6;toc 7;toc 8;toc 9;Normal Indent;footnote text;annotation text;header;footer;index heading;caption;table of figures;envelope address;envelope return;footnote reference;annotation reference;line number;page number;endnote reference;endnote text;table of authorities;macro;toa heading;List;List Bullet;List Number;List 2;List 3;List 4;List 5;List Bullet 2;List Bullet 3;List Bullet 4;List Bullet 5;List Number 2;List Number 3;List Number 4;List Number 5;Title;Closing;Signature;Default Paragraph Font;Body Text;Body Text Indent;List Continue;List Continue 2;List Continue 3;List Continue 4;List Continue 5;Message Header;Subtitle;Salutation;Date;Body Text First Indent;Body Text First Indent 2;Note Heading;Body Text 2;Body Text 3;Body Text Indent 2;Body Text Indent 3;Block Text;Hyperlink;FollowedHyperlink;Strong;Emphasis;Document Map;Plain Text;E-mail Signature;HTML Top of Form;HTML Bottom of Form;Normal (Web);HTML Acronym;HTML Address;HTML Cite;HTML Code;HTML Definition;HTML Keyboard;HTML Preformatted;HTML Sample;HTML Typewriter;HTML Variable;Normal Table;annotation subject;No List;Outline List 1;Outline List 2;Outline List 3;Table Simple 1;Table Simple 2;Table Simple 3;Table Classic 1;Table Classic 2;Table Classic 3;Table Classic 4;Table Colorful 1;Table Colorful 2;Table Colorful 3;Table Columns 1;Table Columns 2;Table Columns 3;Table Columns 4;Table Columns 5;Table Grid 1;Table Grid 2;Table Grid 3;Table Grid 4;Table Grid 5;Table Grid 6;Table Grid 7;Table Grid 8;Table List 1;Table List 2;Table List 3;Table List 4;Table List 5;Table List 6;Table List 7;Table List 8;Table 3D effects 1;Table 3D effects 2;Table 3D effects 3;Table Contemporary;Table Elegant;Table Professional;Table Subtle 1;Table Subtle 2;Table Web 1;Table Web 2;Table Web 3;Balloon Text;Table Grid;Table Theme;Placeholder Text;No Spacing;Light Shading;Light List;Light Grid;Medium Shading 1;Medium Shading 2;Medium List 1;Medium List 2;Medium Grid 1;Medium Grid 2;Medium Grid 3;Dark List;Colorful Shading;Colorful List;Colorful Grid;Light Shading Accent 1;Light List Accent 1;Light Grid Accent 1;Medium Shading 1 Accent 1;Medium Shading 2 Accent 1;Medium List 1 Accent 1;Revision;List Paragraph;Quote;Intense Quote;Medium List 2 Accent 1;Medium Grid 1 Accent 1;Medium Grid 2 Accent 1;Medium Grid 3 Accent 1;Dark List Accent 1;Colorful Shading Accent 1;Colorful List Accent 1;Colorful Grid Accent 1;Light Shading Accent 2;Light List Accent 2;Light Grid Accent 2;Medium Shading 1 Accent 2;Medium Shading 2 Accent 2;Medium List 1 Accent 2;Medium List 2 Accent 2;Medium Grid 1 Accent 2;Medium Grid 2 Accent 2;Medium Grid 3 Accent 2;Dark List Accent 2;Colorful Shading Accent 2;Colorful List Accent 2;Colorful Grid Accent 2;Light Shading Accent 3;Light List Accent 3;Light Grid Accent 3;Medium Shading 1 Accent 3;Medium Shading 2 Accent 3;Medium List 1 Accent 3;Medium List 2 Accent 3;Medium Grid 1 Accent 3;Medium Grid 2 Accent 3;Medium Grid 3 Accent 3;Dark List Accent 3;Colorful Shading Accent 3;Colorful List Accent 3;Colorful Grid Accent 3;Light Shading Accent 4;Light List Accent 4;Light Grid Accent 4;Medium Shading 1 Accent 4;Medium Shading 2 Accent 4;Medium List 1 Accent 4;Medium List 2 Accent 4;Medium Grid 1 Accent 4;Medium Grid 2 Accent 4;Medium Grid 3 Accent 4;Dark List Accent 4;Colorful Shading Accent 4;Colorful List Accent 4;Colorful Grid Accent 4;Light Shading Accent 5;Light List Accent 5;Light Grid Accent 5;Medium Shading 1 Accent 5;Medium Shading 2 Accent 5;Medium List 1 Accent 5;Medium List 2 Accent 5;Medium Grid 1 Accent 5;Medium Grid 2 Accent 5;Medium Grid 3 Accent 5;Dark List Accent 5;Colorful Shading Accent 5;Colorful List Accent 5;Colorful Grid Accent 5;Light Shading Accent 6;Light List Accent 6;Light Grid Accent 6;Medium Shading 1 Accent 6;Medium Shading 2 Accent 6;Medium List 1 Accent 6;Medium List 2 Accent 6;Medium Grid 1 Accent 6;Medium Grid 2 Accent 6;Medium Grid 3 Accent 6;Dark List Accent 6;Colorful Shading Accent 6;Colorful List Accent 6;Colorful Grid Accent 6;Subtle Emphasis;Intense Emphasis;Subtle Reference;Intense Reference;Book Title;Bibliography;TOC Heading;Plain Table 1;Plain Table 2;Plain Table 3;Plain Table 4;Plain Table 5;Grid Table Light;Grid Table 1 Light;Grid Table 2;Grid Table 3;Grid Table 4;Grid Table 5 Dark;Grid Table 6 Colorful;Grid Table 7 Colorful;Grid Table 1 Light Accent 1;Grid Table 2 Accent 1;Grid Table 3 Accent 1;Grid Table 4 Accent 1;Grid Table 5 Dark Accent 1;Grid Table 6 Colorful Accent 1;Grid Table 7 Colorful Accent 1;Grid Table 1 Light Accent 2;Grid Table 2 Accent 2;Grid Table 3 Accent 2;Grid Table 4 Accent 2;Grid Table 5 Dark Accent 2;Grid Table 6 Colorful Accent 2;Grid Table 7 Colorful Accent 2;Grid Table 1 Light Accent 3;Grid Table 2 Accent 3;Grid Table 3 Accent 3;Grid Table 4 Accent 3;Grid Table 5 Dark Accent 3;Grid Table 6 Colorful Accent 3;Grid Table 7 Colorful Accent 3;Grid Table 1 Light Accent 4;Grid Table 2 Accent 4;Grid Table 3 Accent 4;Grid Table 4 Accent 4;Grid Table 5 Dark Accent 4;Grid Table 6 Colorful Accent 4;Grid Table 7 Colorful Accent 4;Grid Table 1 Light Accent 5;Grid Table 2 Accent 5;Grid Table 3 Accent 5;Grid Table 4 Accent 5;Grid Table 5 Dark Accent 5;Grid Table 6 Colorful Accent 5;Grid Table 7 Colorful Accent 5;Grid Table 1 Light Accent 6;Grid Table 2 Accent 6;Grid Table 3 Accent 6;Grid Table 4 Accent 6;Grid Table 5 Dark Accent 6;Grid Table 6 Colorful Accent 6;Grid Table 7 Colorful Accent 6;List Table 1 Light;List Table 2;List Table 3;List Table 4;List Table 5 Dark;List Table 6 Colorful;List Table 7 Colorful;List Table 1 Light Accent 1;List Table 2 Accent 1;List Table 3 Accent 1;List Table 4 Accent 1;List Table 5 Dark Accent 1;List Table 6 Colorful Accent 1;List Table 7 Colorful Accent 1;List Table 1 Light Accent 2;List Table 2 Accent 2;List Table 3 Accent 2;List Table 4 Accent 2;List Table 5 Dark Accent 2;List Table 6 Colorful Accent 2;List Table 7 Colorful Accent 2;List Table 1 Light Accent 3;List Table 2 Accent 3;List Table 3 Accent 3;List Table 4 Accent 3;List Table 5 Dark Accent 3;List Table 6 Colorful Accent 3;List Table 7 Colorful Accent 3;List Table 1 Light Accent 4;List Table 2 Accent 4;List Table 3 Accent 4;List Table 4 Accent 4;List Table 5 Dark Accent 4;List Table 6 Colorful Accent 4;List Table 7 Colorful Accent 4;List Table 1 Light Accent 5;List Table 2 Accent 5;List Table 3 Accent 5;List Table 4 Accent 5;List Table 5 Dark Accent 5;List Table 6 Colorful Accent 5;List Table 7 Colorful Accent 5;List Table 1 Light Accent 6;List Table 2 Accent 6;List Table 3 Accent 6;List Table 4 Accent 6;List Table 5 Dark Accent 6;List Table 6 Colorful Accent 6;List Table 7 Colorful Accent 6;Mention;Smart Hyperlink;Hashtag;Unresolved Mention;Smart Link;0105000002000000180000004d73786d6c322e534158584d4c5265616465722e362e3000000000000000000000060000d0cf11e0a1b11ae1000000000000000000000000000000003e000300feff090006000000000000000000000001000000010000000000000000100000feffffff00000000feffffff0000000000000000fffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffdfffffffeffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffff52006f006f007400200045006e00740072007900000000000000000000000000000000000000000000000000000000000000000000000000000000000000000016000500ffffffffffffffffffffffff0c6ad98892f1d411a65f0040963251e500000000000000000000000060776be8ec2cd701feffffff00000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000ffffffffffffffffffffffff0000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000ffffffffffffffffffffffff0000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000ffffffffffffffffffffffff0000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000105000000000000